Exhibit 99

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended
September 30, 2016
(millions of dollars)
Operating revenues:
Nonaffiliates	$2,967
Affiliates	916
Total operating revenues	3,883
Operating expenses:
Wholesale transmission service	870
Operation and maintenance	727
Depreciation and amortization	803
Provision in lieu of income taxes	257
Taxes other than amounts related to income taxes	452
Total operating expenses	3,109
Operating income	774
Other income and (deductions) - net	(16)
Nonoperating provision in lieu of income taxes	(5)
Interest expense and related charges	335
Net income	$428